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SECURITIES AND EXCHANGE COMMISSION

06006537

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SEC MAIL PROCESSING SECTION RECEIVED APR 21 2006 WASH., D.C. 213

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 28549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **UVEST Financial Services Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. College Street, 21st Floor
(No. and Street)

Charlotte	**NC**	**28202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – if individual, state last, first, middle name)

201 S. College Street, Suite 2500	**Charlotte**	**NC**	**28244**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUN 22 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UVEST Financial Services Group, Inc.
Reconciliation between Audited and Unaudited financial statements
12/31/2005

	Unaudited	Audited	Diff	
Assets				
Cash	7,489,089	11,751,422	4,262,333	**(A)**
Receivables - Clearance Account	4,509,502	-	(4,509,502)	**(B)**
Receivables from non-customers	285,390	285,390	-	
PP&E	1,162,357	1,448,073	285,716	**(C)**
Securities	80,000	80,000	-	
Other Assets	3,116,319	3,159,123	42,804	**(D)**
Total Assets	**16,642,657**	**16,724,008**	**81,351**	
Liabilities & Equity				
AP & Other Accrued Expenses	10,788,747	11,222,217	433,470	**(E)**
Common Stock	8,587	8,587	-	
APIC	205,064	205,064	-	
Retained Earnings	5,640,259	5,288,140	(352,119)	**(F)**
Total Liabilites & Equity	**16,642,657**	**16,724,008**	**81,351**	

			Ref #
(A)	**Unaudited balance**	**7,489,089**	
	Reclassification of Clearance Account Balance(s) to cash	4,262,333	1 Reclassify cash held at clearing firm as cash
	Audited balance	**11,751,422**	
(B)	**Unaudited balance**	**4,509,502**	
	Reclassification of Clearance Account Balance(s) to cash	(4,262,333)	1 Reclassify cash held at clearing firm as cash
	Reclassification to other assets	(247,169)	2 Reclassify receivables from broker dealers as other assets
	Audited balance	**0**	
(C)	**Unaudited balance**	**1,162,357**	
	Reclassification of Capital Leases	98,367	3 Reclassify capital leases from Other Assets to PP&E
	Amortization of Capital Leases	(76,631)	4 Amortize capital leases / lease obligation
	Adjust Fixed Assets	68,014	5 Record/Adjust fixed assets that were originally expensed
	Addition of new capital leases	195,966	6 Record new capital leases entered into during the year
	Audited balance	**1,448,073**	
(D)	**Unaudited balance**	**3,116,319**	
	Reclassification to other assets	247,169	2 Reclassify receivables from broker dealers as other assets
	Reclassification of Notes Receivable from shareholders to contra-equity	(372,900)	7 Reclassify notes receivable from shareholders as contra-equity
	Record accrued interest income on notes receivables	11,187	8 Record accrued interest income/receivable on shareholder notes
	Reclassification of Capital Leases	(98,367)	3 Reclassify capital leases from Other Assets to PP&E
	Adjustment for Trade Date vs. Settlement Date	254,422	9 Record adjustment to recognize difference between trade date & settlement date
	Misc adj	1,293	
	Audited balance	**3,159,123**	
(E)	**Unaudited balance**	**10,788,747**	
	Accrue additional expense related to year-end bonuses	10,876	10 Record additional expense/accrual for year-end bonuses
	Accrue additional expense for commissions payable	43,633	11 Record additional expense/accrual for commissons
	Adjust deferred rent	58,318	12 Record additional deferred rent and related amortization
	Addition of new capital leases	195,966	6 Record new capital leases entered into during the year
	Amortization of Capital Leases	(78,008)	4 Amortize capital leases / lease obligation
	Adjustment for Trade Date vs. Settlement Date	203,169	9 Record adjustment to recognize difference between trade date & settlement date
	Misc adj	(484)	
	Audited balance	**11,222,217**	
(F)	**Unaudited balance**	**5,640,259**	
	Reclassification of Notes Receivable from shareholders to contra-equity	(372,900)	7 Reclassify notes receivable from shareholders as contra-equity
	Record accrued interest income on notes receivables	11,187	8 Record accrued interest income/receivable on shareholder notes
	Accrue additional expense related to year-end bonuses	(10,876)	10 Record additional expense/accrual for year-end bonuses
	Accrue additional expense for commissions payable	(43,633)	11 Record additional expense/accrual for commissons
	Amortization of deferred rent credit	6,682	12 Record amortization of deferred rent
	Amortization of Capital Leases	1,377	4 Amortize capital leases / lease obligation
	Adjustment for Trade Date vs. Settlement Date	51,253	9 Record adjustment to recognize difference between trade date & settlement date
	Adjust Fixed Assets	3,014	5 Record/Adjust fixed assets that were originally expensed
	Misc adj	1,778	
	Audited balance	**5,288,140**	

BY CERTIFIED MAIL **7002 0510 0002 4564 3695**

April 12, 2006

SEC MAIL PROCESSING RECEIVED APR 21 2006 WASH., D.C. 213 SECTION

NASD

Ms. Denise Abood
UVEST Financial Services Group, Inc
200 S. College Street
21st Floor
Charlotte, NC 28202

Dear Ms. Abood,

This acknowledges receipt of your December 2005 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A reconciliation between the firm's December 31, 2005 audited financials and the firm's original corresponding unaudited Form X-17A-5 Part II A pursuant to SEC Rule 17a-5(d)(4).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **April 21, 2006**. Questions may be addressed to Tim Baxter at 404-239-6133.

Sincerely,

DePorres Cormier

DePorres Cormier
Supervisor of Examiners

Enclosure: Form X-17A-5 Part III Facing Page

cc: David Nelson, Securities and Exchange Commission
801 Brickell Avenue, Suite 1800
Miami, Florida 33131